REGULUS THERAPEUTICS INC.

4224 Campus Point Court, Suite 210

San Diego, CA 92121

April 17, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jimmy McNamara

RE:	Regulus Therapeutics Inc.

Registration Statement on Form S-3

Filed April 9, 2024

File No. 333-278581

Ladies and Gentlemen:

Regulus Therapeutics Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on April 19, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Thomas A. Coll of Cooley LLP and Asa M. Henin of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Thomas A. Coll at (858) 550-6013, or in his absence, Asa M. Henin at (858) 550-6104.

Very truly yours,

REGULUS THERAPEUTICS, INC.

By:	/s/ Christopher Aker
Name:	Christopher Aker
Title:	SVP and General Counsel

cc:	Cris Calsada, Regulus Therapeutics Inc.

Thomas A. Coll, Cooley LLP

Asa M. Henin, Cooley LLP